

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 9, 2012

Via E-mail
Mr. Rick D. Puckett
Senior Vice President and Chief Financial Officer
Snyder's-Lance, Inc.
13024 Ballantyne Corporate Place, Suite 900
Charlotte, North Carolina 28277

> **Re: Snyder's-Lance, Inc.**
> **Form 10-K for the Fiscal Year ended December 31, 2011**
> **Filed February 27, 2012**
> **Response Letter dated June 4, 2012**
> **File No. 000-00398**

Dear Mr. Puckett:

We have reviewed your response letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year ended December 31, 2011

1.   We have read your responses to our prior comments, regarding your view of having a single reportable operating segment. We understand that you disregarded certain details in the various reports that are routinely provided to your CODM in formulating your position, reasoning that such details, while reviewed by your CODM, are not utilized in making decisions about resources to be allocated or to assess performance. However, you explain that these details, including measures of profitability for numerous products and product groups, are designed to meet the needs of multiple people within the organization. We also understand that these details are included with the reporting package submitted to your board of directors and senior support team, and that there is a high level of communication between your CODM and those responsible for resource allocation. We have consulted with our Division's Office of Chief Accountant concerning your situation, and believe that you will need to separately identify operating

segments consistent with FASB ASC 280-10-50-1. For example, seven components of salty branded products, four components of bakery branded products, private brands, partner brands, and contract each appear to constitute operating segments. If you believe that your operating segments can be aggregated pursuant to FASB ASC 280-10-50-11, or do not surpass quantitative thresholds, please submit the qualitative and quantitative analyses underlying your view. Otherwise, to the extent that aggregation is not possible, for operating segments which are also reportable segments, submit the revisions necessary to comply with FASB ASC 280-10-50.

Closing Comments

You may contact John Cannarella, Staff Accountant, at (202) 551-3337 or Kimberly Calder, Assistant Chief Accountant at (202) 551-3701 if you have any questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3686 with any other questions.

Sincerely,

/s/ Karl Hiller

Karl Hiller
Branch Chief